

New York Stock Exchange
11 Wall Street
New York, NY  10005

September 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, $0.00125 par value of Cree, Inc. (name to be changed to Wolfspeed, Inc.) under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company